==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A*
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 4)

                           TELEWEST COMMUNICATIONS PLC
            --------------------------------------------------------
                                (Name of Issuer)

     ORDINARY SHARES, PAR VALUE 10 PENCE PER SHARE, REPRESENTED BY AMERICAN
         DEPOSITARY SHARES, EACH OF WHICH REPRESENTS TEN ORDINARY SHARES
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                  87956P 10 5**
                ------------------------------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                                 WITH A COPY TO:

                            STEVEN A. ROSENBLUM, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 15, 2000
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


     -------------------------------

     * Note: This statement constitutes the original filing of a Report on Schedule 13D of each of AT&T Corp. and MediaOne Group, Inc. This statement also constitutes Amendment No. 4 of a Report on Schedule 13D of MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., and MediaOne Cable Partnership Holdings, Inc.

     **    CUSIP No. 87956P 10 5 relates to the American Depositary Shares.




                         Continued on following pages

                             (Page 1 of 20 Pages)

 ==============================================================================

      -------------------------------------------------------------------------
         1         NAME OF REPORTING PERSON
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        AT&T CORP.
                        I.R.S. IDENTIFICATION NO. 13-4924710
      -------------------------------------------------------------------------
         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                       (b)  |X|
      -------------------------------------------------------------------------
         3         SEC USE ONLY                                             |_|
      -------------------------------------------------------------------------
         4         SOURCE OF FUNDS
                        WC, OO
      -------------------------------------------------------------------------
         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
      -------------------------------------------------------------------------
         6         CITIZENSHIP OR PLACE ORGANIZATION
                        NEW YORK
      -------------------------------------------------------------------------
       NUMBER OF    7    SOLE VOTING POWER
                              -0-
         SHARES     -----------------------------------------------------------
                    8    SHARED VOTING POWER
      BENEFICIALLY            57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
        OWNED BY    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
          EACH                -0-
                    -----------------------------------------------------------
       REPORTING   10    SHARED DISPOSITIVE POWER
                              57,312,938 Limited Voting Shares
      PERSON WITH             1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           |X|
      -------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              91.7% -- Limited Voting Shares
                              37.8% -- Ordinary Shares
      -------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                                       CO
      -------------------------------------------------------------------------



     -----------------------

     * Includes 463,438,961 Ordinary Shares ("LMC's Ordinary Shares") beneficially owned by Liberty Media Corporation ("LMC"), a wholly owned subsidiary of AT&T, through LMC's 50% interest in TW Holdings, Inc., which shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by each Reporting Person by virtue of the Relationship Agreement and Operating Agreement, each of which was previously described in the MediaOne Schedule 13D (as defined herein). The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares.




                                    2 of 20

      -------------------------------------------------------------------------
         1         NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         MEDIAONE GROUP, INC.
                         I.R.S. IDENTIFICATION NO. 91-2047743
      -------------------------------------------------------------------------
         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                       (b)  |X|
      -------------------------------------------------------------------------
         3         SEC USE ONLY                                             |_|
      -------------------------------------------------------------------------
         4         SOURCE OF FUNDS
                         WC, OO
      -------------------------------------------------------------------------
         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
      -------------------------------------------------------------------------
         6         CITIZENSHIP OR PLACE ORGANIZATION
                         DELAWARE
      -------------------------------------------------------------------------
       NUMBER OF    7    SOLE VOTING POWER
                              -0-
         SHARES     -----------------------------------------------------------
                    8    SHARED VOTING POWER
      BENEFICIALLY            57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
        OWNED BY    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
          EACH                -0-
                    -----------------------------------------------------------
       REPORTING   10    SHARED DISPOSITIVE POWER
                              57,312,938 Limited Voting Shares
      PERSON WITH             1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                              57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           |X|
      -------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               91.7% -- Limited Voting Shares
                               37.8% -- Ordinary Shares
      -------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                                       CO
      -------------------------------------------------------------------------


     -----------------------
     * Includes LMC's Ordinary Shares beneficially owned by LMC through its 50% interest in TW Holdings, Inc., which shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by each Reporting Person by virtue of the Relationship Agreement and Operating Agreement, each of which was previously described in the MediaOne Schedule 13D (as defined herein). The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares.




                                    3 of 20

      -------------------------------------------------------------------------
         1         NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         MEDIAONE INTERNATIONAL HOLDINGS, INC.
                         I.R.S. IDENTIFICATION NO. 84-1083131
      -------------------------------------------------------------------------
         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                       (b)  |X|
      -------------------------------------------------------------------------
         3         SEC USE ONLY                                             |_|
      -------------------------------------------------------------------------
         4         SOURCE OF FUNDS
                         WC, 00
      -------------------------------------------------------------------------
         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
      -------------------------------------------------------------------------
         6         CITIZENSHIP OR PLACE ORGANIZATION
                         DELAWARE
      -------------------------------------------------------------------------
       NUMBER OF    7    SOLE VOTING POWER
                              -0-
         SHARES     -----------------------------------------------------------
                    8    SHARED VOTING POWER
      BENEFICIALLY            57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
        OWNED BY    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
          EACH                -0-
                    -----------------------------------------------------------
       REPORTING   10    SHARED DISPOSITIVE POWER
                              57,312,938 Limited Voting Shares
      PERSON WITH             1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                              57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           |X|
      -------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               91.7% -- Limited Voting Shares
                               37.8% -- Ordinary Shares
      -------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                                       CO
      -------------------------------------------------------------------------



     ------------------------
     * Includes LMC's Ordinary Shares beneficially owned by LMC through its 50% interest in TW Holdings, Inc., which shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by each Reporting Person by virtue of the Relationship Agreement and Operating Agreement, each of which was previously described in the MediaOne Schedule 13D (as defined herein). The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares.




                                    4 of 20

      -------------------------------------------------------------------------
         1         NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         MEDIAONE UK CABLE, INC.
                         I.R.S. IDENTIFICATION NO. 81-1145944
      -------------------------------------------------------------------------
         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                       (b)  |X|
      -------------------------------------------------------------------------
         3         SEC USE ONLY                                             |_|
      -------------------------------------------------------------------------
         4         SOURCE OF FUNDS
                         WC, 00
      -------------------------------------------------------------------------
         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
      -------------------------------------------------------------------------
         6         CITIZENSHIP OR PLACE ORGANIZATION
                         COLORADO
      -------------------------------------------------------------------------
       NUMBER OF    7    SOLE VOTING POWER
                              -0-
         SHARES     -----------------------------------------------------------
                    8    SHARED VOTING POWER
      BENEFICIALLY            57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
        OWNED BY    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
          EACH                -0-
                    -----------------------------------------------------------
       REPORTING   10    SHARED DISPOSITIVE POWER
                              57,312,938 Limited Voting Shares
      PERSON WITH             1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           |X|
      -------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               91.7% -- Limited Voting Shares
                               37.8% -- Ordinary Shares
      -------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                                       CO
      -------------------------------------------------------------------------


     --------------------------
     * Includes LMC's Ordinary Shares beneficially owned by LMC through its 50% interest in TW Holdings, Inc., which shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by each Reporting Person by virtue of the Relationship Agreement and Operating Agreement, each of which was previously described in the MediaOne Schedule 13D (as defined herein). The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares.




                                    5 OF 20

      -------------------------------------------------------------------------
         1         NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.
                         I.R.S. IDENTIFICATION NO. 84-1126521
      -------------------------------------------------------------------------
         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                       (b)  |X|
      -------------------------------------------------------------------------
         3         SEC USE ONLY                                             |_|
      -------------------------------------------------------------------------
         4         SOURCE OF FUNDS
                         WC, 00
      -------------------------------------------------------------------------
         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
      -------------------------------------------------------------------------
         6         CITIZENSHIP OR PLACE ORGANIZATION
                         COLORADO
      -------------------------------------------------------------------------
       NUMBER OF    7    SOLE VOTING POWER
                              -0-
         SHARES     -----------------------------------------------------------
                    8    SHARED VOTING POWER
      BENEFICIALLY            57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
        OWNED BY    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
          EACH                -0-
                    -----------------------------------------------------------
       REPORTING   10    SHARED DISPOSITIVE POWER
                              57,312,938 Limited Voting Shares
      PERSON WITH             1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              57,312,938 Limited Voting Shares
                              1,084,234,711 Ordinary Shares*
      -------------------------------------------------------------------------
           12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           |X|
      -------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               91.7% -- Limited Voting Shares
                               37.8% -- Ordinary Shares
      -------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                                       CO
      -------------------------------------------------------------------------



     ---------------------

     * Includes LMC's Ordinary Shares beneficially owned by LMC through its 50% interest in TW Holdings, Inc., which shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by each Reporting Person by virtue of the Relationship Agreement and Operating Agreement, each of which was previously described in the MediaOne Schedule 13D (as defined herein). The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares.




                                    6 of 20

            This Report on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). The Report on Schedule 13D originally filed by MediaOne Group, Inc., a Delaware corporation ("Old MediaOne"), MediaOne International Holdings, Inc., a Delaware corporation ("MediaOne International"), MediaOne UK Cable, Inc., a Colorado corporation ("MediaOne UK Cable"), and MediaOne Cable Partnership Holdings, Inc., a Colorado corporation ("MediaOne Cable Partnership"), on September 21, 1998, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "MediaOne Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the MediaOne Schedule 13D. This Report on Schedule 13D also constitutes the original Report (the "AT&T Schedule 13D") of AT&T Corp., a New York corporation ("AT&T"), and the original Report (the "MediaOne Group Schedule 13D" and together with the MediaOne Schedule 13D and the AT&T Schedule 13D, the "Schedule 13D") of MediaOne Group, Inc., a Delaware corporation and the surviving corporation in the MediaOne Merger (as defined below) ("MediaOne Group" and together with MediaOne International, MediaOne UK Cable and MediaOne Cable Partnership, the "MediaOne Subsidiaries"). AT&T and each of the MediaOne Subsidiaries is "Reporting Person." Capitalized terms not defined herein have the meanings given to such terms in the MediaOne Schedule 13D.

            All of the information relating to Old MediaOne's and the MediaOne Subsidiaries' ownership of Telewest Ordinary Shares included in the MediaOne
Schedule 13D is incorporated by reference into the AT&T Schedule 13D and the MediaOne Group Schedule 13D.

            The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.     SECURITY AND ISSUER.

            The information contained in Item 1 of the MediaOne Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 1 of the AT&T Schedule 13D and the MediaOne Group Schedule 13D):

            This statement relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), of Telewest and to the limited voting convertible ordinary shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest. The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, United Kingdom.

            Pursuant to Rule 13d-3 under the Exchange Act, this Schedule 13D also relates to the Ordinary Shares issuable upon conversion of Limited Voting Shares. Each Limited Voting Share is convertible into one Ordinary Share by the holder thereof only to the extent such conversion does not result in a change in control of Telewest for purposes of the indentures




                                    7 of 20
governing certain of Telewest's issued and outstanding promissory notes. The Limited Voting Shares have the same rights as the Ordinary Shares, except that the Limited Voting Shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is the original filing by AT&T and MediaOne Group.

            AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic long distance, international long distance, regional, local and wireless telecommunications services, and cable television and Internet communications transmission services. AT&T also provides billing, directory, and calling card services to support its communications business. The address of AT&T's principal executive office and business is 32 Avenue of the Americas, New York, New York 10013-2412.

            MediaOne Group is a wholly owned subsidiary of AT&T. The principal executive offices of MediaOne Group are located at 188 Inverness Drive West, Engelwood, Colorado 80112.

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T is set forth in Schedule I hereto and is incorporated herein by reference.

            During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information contained in Item 3 of the MediaOne Schedule 13D is hereby amended and supplemented by adding the following information (and the information contained in Item 3, as amended hereby, also constitutes Item 3 of the AT&T Schedule 13D and the MediaOne Group Schedule 13D):

            The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

            AT&T became the beneficial owner of the Ordinary Shares and the Limited Voting Shares reported herein as a result of the merger (the
"MediaOne Merger") of Old MediaOne with and into Meteor Acquisition Inc., a wholly owned subsidiary of AT&T ("Purchaser"). The MediaOne Merger was consummated on June 15, 2000 (the "Effective Date"), following which Purchaser changed its name to MediaOne Group, Inc. Old MediaOne,




                                    8 of 20
together with MediaOne International, MediaOne UK Cable and MediaOne Cable Partnership had previously filed a Statement on Schedule 13D reporting beneficial ownership of the Ordinary Shares.

            In the MediaOne Merger, the holders of MediaOne Group's common stock received in exchange for their shares, at the election of the holder, the right to receive AT&T common stock, cash or a combination of AT&T common stock and cash, in each case subject to proration. In the aggregate, AT&T plans to issue 606 million shares of AT&T common stock and $23 billion in cash in the MediaOne Merger.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            The information contained in Item 4 of the MediaOne Schedule 13D is hereby amended and supplemented by adding the following information (and the information contained in Item 4, as amended hereby, also constitutes Item 4 of the AT&T Schedule 13D and the MediaOne Group Schedule 13D):

            AT&T's acquisition of the Ordinary Shares and the Limited Voting Shares was incidental to its acquisition of Old MediaOne. AT&T intends to sell all of its Ordinary Shares and Limited Voting Shares.

            In accordance with certain undertakings (the "Undertakings") agreed to with the Commission of the European Communities in connection with the MediaOne Merger, AT&T entered into a trust agreement (the "Trust Agreement"), dated as of June 15, 2000, with U.S. Trust Company, National Association, as trustee (the "Trustee"), pursuant to which AT&T placed into an irrevocable trust (the "Trust") all of the Ordinary Shares and Limited Voting Shares beneficially owned by it and the MediaOne Subsidiaries. The Undertakings generally provide that AT&T will dispose of its Ordinary Shares and Limited Voting Shares within one year of the Effective Date and enter into a binding agreement to sell such shares within three months of the Effective Date or as soon as possible thereafter using commercially reasonable efforts. During the term of the Trust, the functions of the Trustee include:

            o holding the Ordinary Shares and Limited Voting Shares in trust for AT&T so that AT&T will not be involved in the management of Telewest or be entitled to receive information regarding Telewest; and

            o monitoring the satisfactory discharge by AT&T of the obligations of AT&T entered into in the Undertakings.

In the event that AT&T fails to enter into a binding agreement to sell its Ordinary Shares and Limited Voting Shares within six months of the Effective Date, the Trustee's functions will be expanded to, among other things:

            o ensure the proper sale of the Ordinary Shares and Limited Voting Shares; and




                                    9 of 20

            o within six months thereafter, submit to the Commission of the European Communities for approval an agreement for sale of AT&T's Ordinary Shares and Limited Voting Shares.

            AT&T currently intends that the existing directors of Telewest who had been MediaOne designees (and who are neither directors nor officers of AT&T or any of its subsidiaries) will remain on the Board of Telewest. In the event such persons become unable or are disqualified or are unwilling to continue to serve in that capacity, new directors who are neither directors nor officers of AT&T or any of its subsidiaries would be elected to the Board of Telewest in their place.

            As previously reported in Amendment No. 3 to the MediaOne Schedule 13D, filed with the Securities Exchange Commission on October 20, 1999, which is incorporated herein by reference, MediaOne Group entered into a merger agreement (the "Microsoft Merger Agreement"), dated October 4, 1999, between Microsoft Corporation ("Microsoft"), MediaOne Group, MediaOne International, MediaOne UK Cable and MediaOne Cable Partnership. Upon closing of the transactions contemplated by the Microsoft Merger Agreement, Microsoft would become the indirect beneficial owner of all of Ordinary Shares and Limited Voting Shares beneficially owned by AT&T and covered by the Microsoft Merger Agreement.

            The foregoing descriptions of the Trust Agreement and the Undertakings are summaries thereof and do not purport to be complete. The full text of the Trust Agreement, including the Undertakings, is attached hereto as
Exhibit 13 and is incorporated herein by reference. The Microsoft Merger Agreement was previously reported in Amendment No. 3 to the MediaOne Schedule 13D, filed with the Securities Exchange Commission on October 20, 1999 and is incorporated herein by reference.

            The Microsoft Merger Agreement expires on June 30, 2000 and remains subject to certain conditions (including the approval of the Commission of the European Communities which is currently reviewing the acquisition by Microsoft). AT&T and Microsoft are discussing the possibility of extending the expiration date under the Microsoft Merger Agreement. There can be no assurance that the requisite approvals will be received to enable the transactions contemplated by the Microsoft Merger Agreement to be consummated, or that the AT&T and Microsoft will agree to extend the expiration date beyond June 30.

            The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

            Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of Telewest, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Telewest or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Telewest or any of its subsidiaries; (iv) any change in the present board of directors or management of Telewest, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Telewest; (vi)




                                    10 of 20
any other material change in Telewest's business or corporate structure; (vii) any changes in Telewest's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Telewest by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Telewest;
(ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of Telewest; or (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The information contained in Item 5 of the MediaOne Schedule 13D is hereby amended and supplemented by adding the following information (and the information contained in Item 6, as amended hereby, also constitutes Item 5 of the AT&T Schedule 13D and the MediaOne Group Schedule 13D):

            The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

            (a) - (b) Excluding shares of Telewest beneficially owned by Liberty Media Corporation, a Delaware corporation ("LMC"), AT&T beneficially owns 620,795,750 Ordinary Shares and 57,312,938 Limited Voting Shares, of which 406,126,022 Ordinary Shares and all of the Limited Voting Shares are held of record by TW Holdings, L.L.C., a Colorado limited liability company ("TW Holdings"). TW Holdings is the record holder of an aggregate of 869,564,983 Ordinary Shares and 57,312,938 Limited Voting Shares. The Limited Voting Shares that are owned by TW Holdings formerly were designated as Ordinary Shares and were redesignated as Limited Voting Shares in connection with the Telewest rights offering referred to in paragraph (c) below. Fifty percent of TW Holdings is beneficially owned by MediaOne Subsidiaries (approximately 45.6%, or 365,740,820 Ordinary Shares and 57,312,938 Limited Voting Shares, by MediaOne UK Cable and 4.4%, or 40,385202 Ordinary Shares, by MediaOne Cable Partnership) and 50% is beneficially owned by Liberty UK, Inc., an indirect subsidiary of LMC ("Liberty UK"). The remaining 214,669,728 Ordinary Shares beneficially owned by AT&T are beneficially owned by MediaOne International Holdings, Inc., a wholly owned subsidiary of MediaOne Group.

            Based on information provided by Telewest, the 1,084,234,711 Ordinary Shares, which include LMC's Ordinary Shares, and 57,312,938 Limited Voting Shares beneficially owned by the Reporting Persons, represent 37.8% of the 2,871,324,280 Ordinary Shares and 91.7% of the Limited Voting Shares of Telewest that were outstanding on June 23, 2000.

            In addition to LMC's Ordinary Shares that are beneficially owned by LMC through its indirect 50% interest in TW Holdings, LMC also beneficially owns 258,766,261 Ordinary Shares through Liberty Flex Holdings (as to 218,820,540 Ordinary Shares) and Liberty UK Holdings, Inc., a wholly owned subsidiary of LMC (as to 39,946,721 Ordinary Shares), and 2,185,093 Limited Voting Shares through Liberty UK Holdings. Although LMC is an indirect wholly owned subsidiary of AT&T, the Board of Directors and management of LMC, manage the business and affairs of LMC, including, but not limited to, making determinations regarding




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


the disposition and voting of its Ordinary Shares and Limited Voting Shares. A majority of LMC's Board of Directors consists of individuals designated by Tele-Communications, Inc. ("TCI") prior to the merger of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into TCI. If these individuals or their designated successors cease to constitute a majority of LMC's Board of Directors, LMC will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of its Ordinary Shares and Limited Voting Shares) by management of LMC in place prior to such transfer of assets and businesses.

            As a result, LMC, acting through its Board of Directors and management, will have the power to determine how its Ordinary Shares and Limited Voting Shares will be voted and, subject to the limitations of the Delware General Corporation Law, will have the power to dispose of such Ordinary Shares and Limited Voting Shares and, thus, LMC is considered the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act and such Ordinary Shares and Limited Voting Shares of LMC held outside of TW Holdings are not included as being beneficially owned by any of the Reporting Persons.

            The Limited Voting Shares are subject to the same contractual arrangements relating to voting and disposition as previously reported in the MediaOne Schedule 13D with respect to the Ordinary Shares.

            Pursuant to the terms of the Trust Agreement, none of the Reporting Persons has sole voting or dispositive power with respect to the Ordinary Shares or Limited Voting Shares. Each of the Reporting Persons does, however, share voting power and dispositive power over the Ordinary Shares and Limited Voting Shares with the Trustee (as a result of the Trust Agreement) and with LMC (as a result of the Revised Relationship Agreement and the Operating Agreement, each of which was previously described in the MediaOne Schedule 13D and incorporated herein by reference). As a result, all of the Ordinary Shares and Limited Voting Shares beneficially owned by TW Holdings, including LMC's Ordinary Shares, as well as the Ordinary Shares beneficially owned by MediaOne International, may be deemed beneficially owned by each of the Reporting Persons.

            The filing of this Report shall not be construed as an admission by any Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of LMC's Ordinary Shares or the beneficial owner of any other Ordinary Shares or Limited Voting Shares beneficially owned by LMC.

            To the best knowledge of AT&T, no Ordinary Shares or Limited Voting Shares are beneficially owned by any of the persons listed in Schedule I attached hereto, except for such beneficial ownership, if any, arising solely from such person's capacity as an officer or director of AT&T or one of the MediaOne Subsidiaries.

            (c) To the best knowledge of AT&T, none of the Schedule I persons has effected any transaction in Ordinary Shares or Limited Voting Shares during the past 60 days, except as disclosed herein.



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


            (d)   Not applicable.
            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information contained in Item 6 of the MediaOne Schedule 13D is hereby amended and supplemented by adding the following information (and the information contained in Item 6, as amended hereby, also constitutes Item 6 of the AT&T Schedule 13D and the MediaOne Group Schedule 13D):

            The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference herein.

            On May 6, 1999, AT&T and Microsoft entered into a letter agreement (the "Letter Agreement"), which provided, in relevant part, as follows:

            (b) Telewest. AT&T agrees to sell to Microsoft after the closing under the [MediaOne] Merger Agreement, and to use commercially reasonable efforts to cause [Old] MediaOne to sell to Microsoft before the closing under the [MediaOne] Merger Agreement, [Old] MediaOne's 29.9% interest in Telewest Communications plc (the "Telewest Interest"), and Microsoft agrees to purchase the Telewest Interest from AT&T or [Old] MediaOne, as the case may be, at the earliest practicable time; provided that Microsoft shall not be obligated to consummate such purchase if (i) it is not able to obtain assignment of all material governance rights relating to the Telewest Interest that [Old] MediaOne has on the date hereof; (ii) the purchase of the Telewest Interest would trigger the obligation to tender for all the shares of Telewest;
            (iii) there are any provisions in the agreements governing the entities holding in partnership a portion of the Telewest
            Interest (the "Entity") that would adversely affect in any meaningful way the business or assets of Microsoft and its affiliates (excluding the Telewest Interest); (iv) there are any assets in the Entity other than the Telewest Interest, the presence of which could have a meaningful adverse effect on Microsoft or (v) there are any material liabilities in the Entity. If the conditions described in clauses (iv) or (v) of the preceding sentence shall exist, and Microsoft is able to acquire the Telewest Interest directly without acquiring the Entity on a tax efficient basis and without requiring Microsoft to breach any of its covenants hereunder, then such condition shall not be applicable. The purchase and sale of the Telewest Interest shall be (i) structured so that it will be treated as a tax free reorganization for United States federal income tax purposes or otherwise as a tax free exchange (unless it is not reasonably practicable to conclude a tax free transaction with Microsoft using its reasonable best efforts to do so and subject to the last sentence of this paragraph (b)) and (ii) a transaction in which 0.05 of a share (subject to customary antidilution adjustments) of Microsoft common stock shall be delivered in




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


            exchange for each ordinary share (or share equivalent) of Telewest included in the Telewest Interest. AT&T shall have registration rights with respect to such shares of Microsoft common stock that are reasonably comparable to the registration rights Microsoft will have with respect to the AT&T QUIPs to be issued to Microsoft and the AT&T common stock issuable upon conversion thereof ("Registration Rights"). AT&T shall use commercially reasonable efforts to (i) cause [Old] MediaOne to consent to the arrangements described herein and to assume AT&T's place in any purchase contract (in lieu of the condition that the merger under the Merger Agreement shall have been consummated) and
            (ii) obtain and to cause [Old] MediaOne to obtain any third party waivers or consents (or to enter into any other instrument) with respect to the Telewest Interest which may be required to transfer such interest to Microsoft or its designated assignee including, without limitation, utilizing the possibility that AT&T will not consent to the transfer of such interest by [Old] MediaOne to a party other than Microsoft; provided that AT&T shall be under no obligation to withhold such consent except as expressly provided in this Agreement. Promptly after the date hereof, AT&T and Microsoft (and, if executed before the closing under the [MediaOne] Merger Agreement, [Old] MediaOne) shall negotiate the terms of a purchase agreement relating to the purchase and sale of the Telewest Interest consistent with the provisions of Annex
            2 to this Agreement. With respect to the Telewest Interest, AT&T will obtain a letter executed by Liberty Media International, Inc. and United Artists Programming-Europe, Inc. substantially in the form attached as Annex 4 hereto. AT&T's failure to obtain such a letter will not affect any obligations of Microsoft other than in this Section 1(b). AT&T shall not provide its consent under the [MediaOne] Merger Agreement to the sale of the Telewest Interest at any time while the obligation to purchase and sell the Telewest Interest hereunder shall be in effect. AT&T and Microsoft shall each use its diligent efforts to structure, and shall use such efforts to obtain the consent of [Old] MediaOne, [LMC], and if necessary, Telewest to, a transaction or transactions that would facilitate Microsoft's or its affiliates' obtaining of all relevant existing management rights [Old] MediaOne holds with respect to the Telewest Interest in connection with the transfer to Microsoft or its affiliates of the Telewest Interest.

            Annex 2 provided, among other things, that the parties will use reasonable efforts to negotiate a purchase contract on customary terms, failing which such Annex 2 would constitute the purchase contract. Annex 2 also provided, in relevant part, as follows:

            The Purchase Contract will have customary termination provisions, including the right of either party to terminate if the conditions would not be able to be satisfied within 90 days after the closing under the [MediaOne] Merger Agreement.

            Pursuant to the Letter Agreement, on October 4, 1999, Old MediaOne and




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


Microsoft entered into the MediaOne Merger Agreement, to which AT&T consented.

            Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Telewest, including but not limited to, transfer or voting of any of the securities of Telewest, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Telewest.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

(13) Trust Agreement, dated as of June 15, 2000, by and between AT&T, as grantor, and U.S. Trust Company, National Association, as trustee, together with the Annex Undertakings.









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


                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 26, 2000

                                 AT&T CORP.


                                 By:    /s/ Robert S. Feit
                                        --------------------------------------
                                        Name:   Robert S. Feit
                                        Title:  Assistant Secretary

                                 MEDIAONE GROUP, INC.


                                 By:    /s/ Robert S. Feit
                                        --------------------------------------
                                        Name:   Robert S. Feit
                                        Title:  Assistant Secretary

                                 MEDIAONE INTERNATIONAL HOLDINGS, INC.


                                 By:    /s/ Sean C. Lindsay
                                        --------------------------------------
                                        Name:   Sean C. Lindsay
                                        Title:  Assistant Secretary

                                 MEDIAONE UK CABLE, INC.


                                 By:    /s/ Sean C. Lindsay
                                        --------------------------------------
                                        Name:   Sean C. Lindsay
                                        Title:  Assistant Secretary

                                 MEDIAONE CABLE PARTNERSHIP, INC.


                                 By:    /s/ Sean C. Lindsay
                                        --------------------------------------
                                        Name:   Sean C. Lindsay
                                        Title:  Assistant Secretary




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


                                   SCHEDULE I

            The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.

NAME                      TITLE
----                      -----

C. Michael Armstrong      Chairman of the Board and Chief Executive
                          Officer and Director

Kenneth T. Derr           Director; Chairman of the Board, Retired of
                          Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics
                          Incorporated

Walter Y. Elisha          Director; Retired Chairman and Chief Executive
                          Officer of Springs Industries, Inc.

George M.C. Fisher        Director; Chairman of the Board of Eastman
                          Kodak Company

Donald V. Fites           Director; Retired Chairman of Caterpillar, Inc.

Ralph S. Larsen           Director; Chairman and Chief Executive Officer
                          of Johnson & Johnson

John C. Malone            Director; Chairman of the Board of Liberty
                          Media Corporation

Donald F. McHenry         Director; President of IRC Group, LLC

Michael I. Sovern         Director; President Emeritus and Chancellor
                          Kent Professor of Law at Columbia University

Sanford I. Weill          Director; Chairman and Chief Executive Officer
                          of Citigroup Inc.

John D. Zeglis            Director; Chairman and Chief Executive Officer
                          of AT&T Wireless Group

James W. Cicconi          General Counsel and Executive Vice President -
                          Law & Governmental Affairs

Nicholas S. Cyprus        Vice President and Controller

Mirian M. Graddick        Executive Vice President - Human Resources




                                    17 of 20

Frank Ianna               Executive Vice President and President, AT&T
                          Network Services

Richard J. Martin         Executive Vice President - Public Relations and
                          Employee Communication

David C. Nagel            President, AT&T Labs & Chief Technology Officer

Charles J. Noski          Senior Executive Vice President and Chief
                          Financial Officer

John C. Petrillo          Executive Vice President -- Corporate Strategy
                          and Business Development

Richard R. Roscitt        Executive Vice President and President, AT&T
                          Business Services

Daniel E. Somers          President and Chief Executive Officer of AT&T
                          Broadband









                                    18 of 20

                                   SCHEDULE II

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  June 26, 2000

                                 AT&T CORP.


                                 By:  /s/ Robert S. Feit
                                    ------------------------------------
                                 Name:   Robert S. Feit
                                 Title:  Assistant Secretary

                                 MEDIAONE GROUP, INC.


                                 By:  /s/ Robert S. Feit
                                    ------------------------------------
                                 Name:   Robert S. Feit
                                 Title:  Assistant Secretary

                                 MEDIAONE INTERNATIONAL HOLDINGS, INC.


                                 By:  /s/ Sean C. Lindsay
                                    ------------------------------------
                                 Name:   Sean C. Lindsay
                                 Title:  Assistant Secretary

                                 MEDIAONE UK CABLE, INC.


                                 By:  /s/ Sean C. Lindsay
                                    ------------------------------------
                                 Name:   Sean C. Lindsay
                                 Title:  Assistant Secretary

                                 MEDIAONE CABLE PARTNERSHIP, INC.


                                 By:  /s/ Sean C. Lindsay
                                    ------------------------------------
                                 Name:   Sean C. Lindsay
                                 Title:  Assistant Secretary





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


                                  EXHIBIT INDEX

          (13) Trust Agreement, dated as of June 15, 2000, by and between AT&T, as grantor, and U.S. Trust Company, National Association, as trustee, together with the Annex Undertakings.














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